SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For February 7, 2008

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_  No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Francisco Vila, Investor Relations

fvila@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucia Domville/ Jillian Wanner ldomville@hfgcg.com Tel: (646) 284-9416

TGS Reports Results for the Full Fiscal Year and

Fourth Quarter 2007 ended December 31, 2007

FOR IMMEDIATE RELEASE: Thursday, February 7, 2008

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) today reported a Ps. 147.5 million net income, or Ps. 0.186 per share, (Ps. 0.928 per ADS) for the full fiscal year 2007, which compares to Ps. 358.1 million or Ps. 0.451 per share (Ps. 2.254 per ADS) in the fiscal year ended December 31, 2006. Net income declined primarily due to a higher income tax charge of Ps. 125.1 million and lower NGL sales of Ps. 59.0 million.

Net income for the fourth quarter of 2007 was Ps. 24.7 million, or Ps. 0.031 per share (Ps. 0.155 per ADS), which compares to Ps. 85.3 million, or Ps. 0.107 per share (Ps. 0.537 per ADS) obtained in the same quarter of the previous year. The reduction in net income was mainly stems from a higher financial expense of Ps. 37.4 million and higher income tax charge of Ps. 24.6 million.

Year-Ended December 31, 2007 versus 2006

TGS posted in the fiscal year ended December 31, 2007, total net revenues of Ps. 1,257.3 million in comparison to Ps. 1,309.5 million earned in the fiscal year 2006.

Natural gas transportation revenue for the fiscal year ended December 31, 2007, was Ps. 509.5 million, representing a 3.6% increase when compared to Ps. 492.0 million earned in the fiscal year of 2006. This increase primarily reflects additional revenue generated by the new firm transportation contracts that were signed with industrial and natural gas producer clients, and became effective in March and May 2007.

The natural gas transportation segment represented approximately 41% and 38% of the Company’s total revenue in 2007 and 2006, respectively. Natural gas transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.  This segment is subject to regulation by “ENARGAS” (National Gas Regulation Institute).

The Economic Emergency Law, passed by the Argentine Congress on January 6, 2002, determined the “pesification” of regulated tariffs at an exchange rate of US$ 1=Ps. 1, along with the prohibition to apply variations to the local and international indexes and any other type of price adjustment thereon. Since then, the tariff renegotiation process has been delayed and no significant progress has been made so far.

The NGL production and commercialization segment revenue amounted to Ps. 667.4 million in the fiscal year ended December 31, 2007, down 8.1% from Ps. 726.4 million for the same period of 2006. This revenue decrease is mainly due to a significant decline in the tons of NGL produced in 2007 winter season, which resulted from an unusual and extremely cold winter, affecting the whole country, and pushing the Cerri Complex to by-pass natural gas for several days in a row to satisfy the higher demand from residential households and power plants. However, the higher international price reference of NGL registered in 2007 mitigated the revenue fall generated by the 21% lower volume sold.

NGL production and commercialization revenue accounted for approximately 53% and 55% of the total revenue for the fiscal years ended December 31, 2007 and 2006, respectively. NGL production and commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, which is connected to each of TGS’s main pipelines, where ethane, propane, butane and natural gasoline are recovered. This segment also includes the commercialization of NGL for both the Company’s own account and on behalf of its clients.

In the fiscal year ended December 31, 2007, Other Services revenues amounted to Ps. 80.4 million, a 12% decrease compared to the fiscal year 2006. This revenue decline was the result of lower construction services sales.

The Other Services segment mainly includes midstream and telecommunication activities. Its share in the Company’s total revenue accounted for approximately 6% and 7% for the years ended December 31, 2007 and 2006, respectively. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression, rendered at wellhead, typically for gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses for the fiscal year ended December 31, 2007, rose by Ps. 28.0 million, compared to the fiscal year 2006. This increase is mostly attributable to: (i) higher maintenance costs of Ps. 20.4 million, (ii) a Ps. 19.3 million increase in labor costs, and (iii) a Ps. 7.8 million increase in export tax, as the export tax rates increased during 2007. These effects were partially compensated by lower easement expenses of Ps. 14.2 million and lower costs of construction Ps. 8.1 million related to Other service business segment.

Net financial expenses increased to Ps. 193.5 million in 2007 from Ps. 189.0 million reported in 2006. This variation is mostly attributable to a higher exchange rate loss of Ps. 21.1 million principally generated by a higher Peso devaluation against the US dollar in 2007 compared to 2006, and a Ps. 19.6 million impairment of some gas transportation assets registered in 2007. These two effects were compensated by a Ps. 37.0 million lower interest expense, principally associated with a more than US$ 200 million decrease in the average indebtedness.

In 2007, the Company reported a Ps. 147.0 million income tax expense, compared to Ps. 21.9 million in 2006. This increase of Ps. 125.1 million is due basically to the reversal of the remaining balance of the tax loss carryforward allowance of Ps. 144.5 million recorded in the 2006 year, which was partially offset by a lower income tax charge registered in 2007.

Fourth Quarter 2007 vs. Fourth Quarter 2006

TGS posted in the three-month period ended December 31, 2007, total net revenues of Ps. 347.4 million in comparison to Ps. 350.3 million earned in the same period ended December 31, 2006.

Gas transportation revenue for the fourth quarter of 2007 was Ps. 121.0 million,  slightly declining from the Ps. 123.8 million earned in the same previous year period. This decrease primarily reflects Ps. 5.6 million lower interruptible transportation services rendered in the fourth quarter of 2007, which were partially compensated by additional revenue generated by the new firm transportation contracts mentioned above.

The NGL production and commercialization segment rose to Ps. 210.6 million in the fourth quarter of 2007, from Ps. 201.5 million in the same previous year period, representing a 4.5% increase, which was mainly attributable to higher reference international prices in the 2007 quarter, that were partially offset by lower level of tons sold in the same quarter.

In the fourth quarter of 2007, Other Services revenues amounted to Ps. 15.8 million, a 37% decrease when compared to revenues of Ps. 25.0 million in the same 2006 period. This decrease was mainly the result of lower sales generated by midstream and construction services rendered in 2007’s fourth quarter.

Costs of sales and administrative and selling expenses for the fourth quarter of 2007 rose by Ps. 8.0 million to Ps. 219.0 million in the 2007 period, from Ps. 211.0 million in the same quarter of 2006. This variation is mostly attributable to: (i) a Ps. 10.2 million increase in export tax, as the export tax rates increased in 2007, and (ii) Ps. 4.9 million increase in labor cost. These two effects were partially compensated by a Ps. 7.5 million decrease of the costs associated with the NGL Production and Commercialization business segment, generated by lower volumes of natural gas purchased.

Other expenses net decreased by Ps. 12.6 million in the fourth quarter of 2007. This variation is mainly due to the registration of lower allowances by Ps. 13.6 million, when compared to 2006 fourth quarter.

Net financial expenses increased from Ps. 29.5 million  in the fourth quarter of 2006 to Ps. 66.9 million in the same period of 2007. The negative variation of Ps. 37.4 million was mainly due to: (i) the exchange rate gain of Ps. 26.2 million registered in the fourth quarter of 2006 as the Argentine Peso appreciated, and (ii) the transportation asset impairment of Ps. 19.6 million registered in the 2007 quarter. These effects were mitigated by an important reduction of interest expense, which resulted mainly from a higher interest rate in the 2006 fourth quarter and the significant decrease of the Company’s financial debt.

In the quarter ended December 31, 2007, income tax expenses increased by Ps. 24.6 million, compared to the same period of 2006, basically as a result of the reversal of the remaining balance of the tax loss carryforward allowance of Ps. 32.6 million recorded in the 2006 period.

Liquidity and Capital Resources

In 2007, TGS applied the funds generated by operating activities (of Ps. 518.4 million), and part of the initial cash position to financing activities and investments amounting to Ps. 373.4 million and Ps. 232.0 million, respectively. For detailed information on the Company’s cash flow refer to Exhibit IV.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 72.9 MMm³/d or 2.6 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also one of  the Argentina’s leading processors of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and one subsidiary, 40% by a trust and 10% by a subsidiary of Enron Corp.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the years ended

December 31, 2007 and 2006

(In millions of constant Argentine pesos as of February 28, 2003 (1))

Year ended December 31, 2007	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	509.5	667.4	80.4	-	1,257.3
Operating income (loss)	218.4	297.2	25.6	(51.2)	490.0
Depreciation of PP&E	149.1	32.8	14.2	1.7	197.8
Additions to PP&E	114.6	57.0	7.9	9.6	189.1
Identifiable assets	3,737.5	474.6	174.2	615.3	5,001.6
Identifiable liabilities	249.5	59.5	9.3	1,753.8	2,072.1

Year ended December 31, 2006
Net revenues	492.0	726.4	91.1	-	1,309.5
Operating income (loss)	211.4	370.8	33.9	(45.9)	570.2
Depreciation of PP&E	144.4	31.0	13.3	4.0	192.7
Additions to PP&E	119.9	17.7	15.4	3.4	156.4
Identifiable assets	3,836.4	449.9	166.5	686.4	5,139.2
Identifiable liabilities	122.0	61.7	9.7	2,163.7	2,357.1

(1) As a consequence of a CNV resolution inflation accounting was suspended effective February 28, 2003.

Breakdown of Net Financial Expense for the years ended

December 31, 2007 and 2006

(In millions of constant Argentine pesos)

	2007	2006
Generated by Assets
Interest	34.1	30.6
Foreign exchange gain	8.4	13.4
Impairment of property, plant and equipment	(19.6)	-
Others	-	1.7
Subtotal	22.9	45.7
Generated by Liabilities
Interest expense	(156.7)	(193.7)
Foreign exchange loss	(42.6)	(26.5)
Result of the debt prepayment	10.6	-
Others	(27.7)	(14.5)
Subtotal	(216.4)	(234.7)
Total	(193.5)	(189.0)

Exhibit III

Transportadora de Gas del Sur S.A.

Consolidated Balance Sheets as of December 31, 3007 and 2006

	2007	2006
Current assets		
Cash and deposits in banks	2.8	6.6
Investments, net	421.1	471.7
Trade receivables, net	165.1	178.3
Other receivables	77.6	45.6
Inventories	16.5	9.6
Total current assets	**683.1**	**711.8**
Non current assets		
Trade receivables	13.4	14.7
Other receivables	123.2	193.7
Investments, net	1.1	0.6
Property, plant and equipment, net	4,170.6	4,217.9
Intangible assets, net	10.2	0.5
Total non current assets	**4,318.5**	**4,427.4**
Total assets	**5,001.6**	**5,139.2**
Current liabilities		
Accounts payable	163.6	174.6
Loans	16.5	99.1
Payroll and social security taxes payable	22.8	14.8
Taxes payable	34.3	20.8
Advances from customers	15.4	7.2
Other liabilities	12.0	12.2
Provisions for contingencies	48.1	50.1
Total current liabilities	**312.7**	**378.8**
Non current liabilities		
Loans	1,574.5	1,918.5
Taxes payable	57.4	-
Advances from customers	127.5	59.8
Total non current liabilities	**1,759.4**	**1,978.3**
Total liabilities	**2,072.1**	**2,357.1**
Shareholders' equity	**2,929.5**	**2,782.1**
Total liabilities and shareholders' equity	**5,001.6**	**5,139.2**

Exhibit IV

	2007	2006
Cash flows provided by operating activities		
Net income for the year	147.5	358.1
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	197.8	192.7
Amortization of intangible assets	1.1	0.2
Consumption of materials	18.9	20.6
Impairment of property, plant & equipment	19.6	-
(Reversal) / increase in allowances and provisions	(2.0)	26.1
(Gain) / loss on related companies	(0.6)	0.4
Interest expense accrual	156.7	193.7
Result of the debt prepayment	(10.6)	-
Interest expense paid	(139.3)	(175.5)
Income tax accrued	147.0	21.9
Income tax and asset tax paid	(18.5)	(20.1)
Foreign exchange loss	29.9	25.8
Changes in assets and liabilities:		
Investments other than cash and cash equivalents	(4.2)	-
Trade receivables	14.5	4.9
Other receivables	(34.8)	(54.7)
Inventories	(6.9)	(3.7)
Accounts payable	(7.1)	44.0
Payroll and social security taxes	8.0	2.4
Taxes payable	15.7	27.4
Advances from customers	(14.4)	(25.5)
Other liabilities	0.1	(31.9)
Provisions for contigencies	-	(0.6)
Cash flows provided by operating activities	**518.4**	**606.2**
Cash flows used in investing activities		
Additions to property, plant and equipment	(203.6)	(127.4)
Investments other than cash and cash equivalents	(28.4)	-
Cash flows used in investing activities	**(232.0)**	**(127.4)**
Cash flows used in financing activities		
Advances from customers	90.2	48.8
Proceeds from loans	1,530.7	-
Payment of loans	(1,994.3)	(562.3)
Cash flows used in financing activities	**(373.4)**	**(513.5)**
Net decrease in cash and cash equivalents	**(87.0)**	**(34.7)**
Cash and cash equivalents at the beginning of the year	**478.2**	**512.9**
Cash and cash equivalents at the end of the year	**391.2**	**478.2**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel